SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Pulp sales and mix of value-added papers drive

EBITDA margin to 34%

Key indicators - US$ million	1Q08	4Q07	Chg % 1Q08/4Q07	1Q07	Chg % 1Q08/1Q07
Net revenues	340	349	(3%)	341	0%
Domestic	169	187	(10%)	172	(2%)
Export	171	162	6%	169	1%
EBITDA (inc. Conpacel1)	117	99	18%	123	(5%)
% EBITDA margin (inc. Conpacel1)	34%	28%		36%
Net income	88	166	(47%)	754	(88%)
EPS[2] US$	0.43	0.81	(47%)	3.69	(88%)
Net debt (inc. 50% Ripasa)[3]	983	941	4%	880	11%
Pulp sales, ‘000 tons	307	304	1%	255	20%
% Exports	76%	73%	-	83%
Paper sales, ‘000 tons	87	106	(18%)	159	(45%)
% Domestic	86%	85%	-	69%

(1)	Consolidated EBITDA with 50% of Conpacel reported as from January/07 only. Data previous to 2007 does not include Conpacel.

(2)	Earnings per share (net income / total outstanding ex-treasury shares).

(3)	Net Debt includes 50% of Ripasa’s net debt as from January/07 only. Data previous to 2007 does not include Conpacel

Market Capitalization
R$ 10.9 billion
US$ 6.5 billion

ADTV (1Q08)
Bovespa R$ 23 million
NYSE US$ 25 million

Share price
(April 16 2008)
VCPA4 = R$ 53.31
VCP ADR = US$31.97

# of shares
ON = 105,702,452
PN = 98,443,055
Total = 204,145,507

Investor Relations
Valdir Roque
CFO & IR Director
Andrea Kannebley
Manager
Anna Laura Linkewitsch
Analyst
Susana Yamamoto
Analyst

Ph.: 5511 2138 4287/4361/4261
Fax: 5511 2138 4066

ir@vcp.com.br
www.vcp.com.br

1Q08 Highlights

• Favorable scenario for global pulp market, with strong demand (China) and reduced supply (restraints on wood supply and production stoppages).

• Increase in eucalyptus pulp list prices in Feb/08 by US$20-30/ton to US$800 in Europe, US$750 in Asia, and US$825 in North America. A new US$30-40 increase is being implemented since April 1, 2008.

• Pulp sales hit a new high of 307,000 tons and US$ 204 million—60% of total net revenue compared to 43% in 1Q07 and 55% in 4Q07.

• 13% drop in paper revenue against 4Q07 with lower seasonal volume (-18%), partially offset by a higher average price (6%) derived from a better mix of value-added products. When compared to 1Q07, the drop in revenue was 30%, mainly due to divestments carried out during 2007.

• 18% increase in consolidated EBITDA to US$ 117 million and 34% margin, with higher pulp prices, a larger share of pulp in sales, and a better mix of paper .

• Net income reached US$ 88 million compared to US$ 166 million in 4Q07. The variation is mainly explained by the reduction in financial income on the lower appreciation of the real in the quarter (-2%, versus -4% in 4Q07). On a YoY comparison the larger decline was due to the gains on the asset swap that occurred in the 1Q07.

• Record production in Jacareí at an annual rate of 1.1 million tons and 650 thousand tons in Conpacel.

• Horizonte Project: 55% of construction has been concluded.

• Losango Project: Approval of the environmental rules for silviculture in Rio Grande do Sul state.

First quarter of 2008 results (1Q08) - VOTORANTIM CELULOSE E PAPEL S.A. - The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. This report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method, unless otherwise indicated. Likewise, the results of Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) were accounted using the equity method as of September 1, 2007.

1/ 15

TOTAL SALES

•	Pulp and paper sales totalled 394,000 tons in 1Q08

•	4% below 4Q07 due to seasonally weaker paper volumes (-18%) partially offset by the 1% increase in pulp sales volume.

•
5% below 1Q07 due to lower paper volumes (-45%) derived from the divestments in paper assets carried out during 2007 (Luiz Antonio mill swap, JV with Ahlstrom, and disposal of Mogi das Cruzes mill), partially offset by the 20% increase in pulp volume, an increase partially due to the divestments, as the pulp that was previously tied to paper production became market pulp.

•	Net sales revenue reached US$ 340 million in the quarter

•	3% below 4Q07 with lower volume partially offset by higher average price (1%) which was affected by higher pulp prices and by the new appreciation of the real (-2%) on domestic prices.

•	Flat YoY since the lower volume was fully offset by higher average price (5%) which resulted from the higher pulp prices and improved paper mix in the local market.

•	Exports accounted for 62% of sales volumes and 50% of revenue, versus 58% and 46%, respectively, in 4Q07, and 63% and 49%, respectively, in 1Q07.

•	Approximately 63% of VCP’s total revenue is denominated in dollars, as internal pulp prices are traded based on international prices.

2/ 15

PULP
International Market

•
A combination of factors maintained market conditions favorable for pulp products during 1Q08. Regarding demand, the most important factor was China, whose need for fibers has been growing steadily with the country’s economic growth and larger-scale paper production. According to PPPC, shipments to China increased 13% in Jan-Feb/08 period YoY, with hardwood pulp representing approximately 70% of that growth.

•	In addition, a difference of approximately US$80/ton between the prices of softwood and eucalyptus continues to encourage the substitution process, by both clients and producers with flexible plants.

•
With regard to supply, global wood supply continued to suffer the impact from market restraints on woodcutting in Indonesia as well as the milder European winter. Problems with some eucalyptus pulp operations in the quarter have also contributed to supply reduction, offsetting the evolution of the learning curves of the new Suzano and Botnia capacities. According to PPPC, the worldwide producer inventory underwent a four-day increase in January 2008 (versus January 2007) to 34 days, affected by one-off shipping issues but considered normal for the low seasonality of that month; the inventory remained stable in February.

•
Strong demand and the reduced supply have supported a new increase in eucalyptus list prices in February 2008 by US$30/ton for Asia and US$20/ton for Europe and North America, which have been fully implemented. Following these increases, eucalyptus list prices stood at US$800/tonne in Europe, US$825/tonne in North America, and US$750/tonne in Asia. A new US$30-40 increase is being implemented since April 1, 2008.

3/ 15

Pulp at VCP

•	The pulp sales volume hit a record 307,000 ton in the quarter

•	1% above 4Q07 due to good production performance

•
20% above 1Q07 due to the JV in Jacareí and to the disposal of the Mogi das Cruzes and Ripasa (Embu, Cubatão, and Limeira) paper mills, whose pulp—previously transferred to paper production—became market pulp.

•	Net pulp revenue reached a record US$ 204 million

•
6% above 4Q07 with a larger volume and a 5% price increase, reflecting the growth in international prices. The highlight has been the strong recovery of domestic market prices reflecting the upturn in demand and the price readjustment in line with international prices.

•	40% above 1Q07 with larger volumes and 16% higher average prices.

•
Exports accounted for 76% of the volume and 78% of revenue from pulp sales in 1Q08. However, it is note worthy that 100% of the pulp revenue is denominated in dollars, as domestic market prices closely follow international prices.

Pulp production cash-cost

•
Pulp production cash cost was negatively affected in the quarter by an increase in prices of chemical inputs—which suffer direct impact from price variations of electricity and oil —, which resulted in a cost increase of approximately 4% in the quarter, to R$484/tonnes, partially offset by good operational efficiency in the period. Most of these costs are denominated in reais, reflecting a higher increase in dollars.

4/ 15

PAPER

•
The paper sales volume totaled 87,000 ton in the quarter, 18% below 4Q07 due to the lower seasonality, and 45% below 1Q07 owing to divestments in paper assets carried out during 2007 (Luiz Antonio mill swap, disposal of the small-scale Mogi das Cruzes mill, and JV in Jacareí).

•
Revenue from the paper business decreased 13% when compared to 4Q07 and 30% when compared to 1Q07, due to the smaller volume and partially offset by better average prices (6% against 4Q07 and 28% against 1Q07), reflecting the share of local higher value-added paper, which increased to 68% in 1Q08 versus 65% in 4Q07 and 52% in 1Q07.

•
Uncoated paper: the domestic market remained competitive, with the appreciation of the real affecting the notebook exporters, and stimulating small volumes of imports. Nevertheless, we achieved an improvement in the mix for these products with the low seasonality of the educational sector and the consequent decrease in the volume of reel as compared to cut-size paper, resulting in a 3% increase in average price over 4Q07. Export prices have shown a slight increase due to the favorable scenario, mainly in the Americas.

•
Coated paper: even though the appreciation of the real continues to drive imports and pressure domestic market prices, VCP has managed to improve its client and product mix, resulting in 3% increase in domestic prices (-1% in R$) compared to 4Q07 and 9% increase over 1Q07 (-11% in R$).

•
Special paper/other: this segment’s volume was affected by seasonality, posting a 5% decrease in domestic revenues over 4Q07. This effect was partially offset by the larger share of high-tech thermal papers, whose demand remains high owing to new applications.

5/ 15

RESULTS’ ANALYSIS

EBITDA

•	Consolidated EBITDA, including Conpacel, was US$ 117 million in 1Q08, with a 34% margin

•
18% above 4Q07, mainly due to higher pulp prices, a better paper mix, a decrease in SG&A over net revenue (16% to 15%), and the effect on COGS of inventoried products formed in 3Q07 at a higher production cost due to the maintenance shutdown and sold in the 4Q07. The highlight was administrative expenses, which reduced its revenue share from 6% in 4Q07 to 5% in 1Q08, owing mainly to the Company’s efforts at decreasing fixed costs (workforce and third-party services).

•
5% below 1Q07, mainly due to the Luiz Antonio mill swap, the disposal of Mogi das Cruzes mill, and the implementation of the JV with Ahlstrom, combined with the negative impact from the appreciation of the real on operating costs which are mostly denominated in local currency. Higher pulp prices, improved paper mix and lower logistic expenses for paper exports partially offset those effects.

6/ 15

NET INCOME

•
Net income was US$ 88 million in 1Q08, resulting in a 26% net margin compared to US$ 166 million in 4Q07 (48% margin). The decline was mainly a result of lower financial income derived from the smaller appreciation of the real and of lower income from financial investments related to the Horizonte Project, which totaled US$ 14 million in 1Q08, compared to US$ 124 million in 4Q07 (amount accrued in the period between February and December 2007 and recognized only in the fourth quarter). Higher EBITDA and equity income, mainly from Ripasa, partially offset this effect. Income tax rate was 6% in 1Q08 compared to 1% in 4Q07.

•	Compared to the 1Q07 when net income totaled US$ 754 million, the decline is mainly attributable to the gain on asset swap recorded in that period and by the lower financial result.

7/ 15

NET DEBT

•	VCP has kept its net debt at the level of approximately two times EBITDA and at 22% of shareholders’ equity even in a scenario of unfavorable exchange rates and higher investment.

•
Net debt reached US$ 880 million on March 31, 2008, versus US$ 828 million in December 2007. This variation can be accounted for by investments made partially offset by the greater generation of cash from operations. When consolidated with the 50% interest in Ripasa, net debt was US$ 983 million.

Net Debt US$ million	1Q07	4Q07	1Q08
TOTAL GROSS DEBT	1,504	1,564	1,544
R$	158	189	181
USD	1,346	1,375	1,363
Cost of debt p.a	6.7%	6.3%	5.5%
Duration	5.2	4.6	4.6
% short term portion	21%	20%	28%
TOTAL CASH	726	736	664
R$	453	460	393
USD	273	276	271
% short term portion	100%	100%	100%
NET DEBT VCP	778	828	880
(+) 50% Net debt Ripasa	102	113	103
NET DEBT CONSOLIDATED	880	941	983

LT debt amortization	2009	2010	2011	2012	2013	after 2014
US$ million	240	142	166	166	157	333

8/ 15

CAPEX

Capex (US$ million)	1Q08	FY 2008E
Expansion projects	26	247
Modernization	3	12
Forests	43	281
. São Paulo	15	63
. Rio Grande do Sul	11	59
. Mato Grosso do Sul	17	159
Maintenance, IT, others	8	42
TOTAL VCP	80	582
50% of Ripasa*	11	47
TOTAL VCP + 50% Conpacel	91	629

* * Conpacel’s is not accounted for in VCP’s cash flow at the end of this report.

•
VCP invested US$ 80 million in 1Q08, 54% of which was invested in the forestry sector (land acquisition, forestation, and forest maintenance), with the remaining 46% invested in expansions (Horizonte Project and Piracicaba mill), modernization, and maintenance. Our 50% share of Ripasa’s capex added US$ 11 million to the quarter’s total.

RIPASA

RIPASA CELULOSE E PAPEL S.A. (100%) - US$ million (USGAAP)

Balance Sheet	1Q08	4Q07	1Q07
Current Assets	208	208	292
Cash and cash equivalents	26	24	77
Others current assets	182	184	215
Non-current	105	106	91
Permanent Assets	1.318	1.306	1.150
TOTAL ASSETS	1.631	1.620	1.533
Current Liabilities	181	175	146
Short-term debt	96	95	71
Other current liabilities	85	80	75
Non-current	480	499	537
Long-term debt	134	155	229
Others	346	344	308
Shareholders' equity	970	946	850
TOTAL LIABILITIES	1.631	1.620	1.533

Income Statement	1Q08	4Q07	1Q07
Gross profit	21	13	23
Selling and marketing expenses	0	-1	-6
General and administrative expenses	-7	-3	-9
Others, net	-3	2	5
Operating income	12	11	13
Financial Results	7	-9	0
Non-operating income (expense)	-1	-2	-4
Current income tax expense	-8	1	-4
Net Income	9	1	5
EBITDA	42	21	33

Note: 1Q08 refers to the months of Dec/07, Jan/08 and Feb/08. 4Q07 refers to the months of Sep/07, Oct/07 and Nov/07. 1Q07 refers to the months of Dec/06, Jan/07 and Feb/07.

•
Having disposed of the three smaller-scale Ripasa units; namely Embu, Cubatão, and Limeira, during 2007, Ripasa now consists of one sole unit, Conpacel (previously denominated the Americana unit). This unit has an annual capacity of 320,000 tons of market pulp, 300,000 tons of uncoated paper, and 90,000 tons of coated paper, in addition to a 76‘000-hectare area planted with eucalyptus and a 28’000-hectare area set aside for preservation.

•
Since 2005, the Conpacel unit has been rapidly improving its industrial and forestry management practices, with cost reductions and productivity gains, in order to become a competitiveness benchmark. Production capacity is running at 650 thousand tons per year and operational margins which already exceed those of VCP, may evolve even further after the Brazilian tax authorities approves the special consortium regime. This model and the purchase of Ripasa were approved by the Administrative Council for Economic Defense (CADE) in August 2007.

9/ 15

•
In Sep/06, VCP initiated a pre-consortium operation in which it purchases 50% of the products of Conpacel, at market prices, and resells it through its own brands and commercial channels. As a result of the products’ resale, VCP’s COGS reflects the production costs of VCP plus the acquisition cost of the products from Conpacel. Therefore, the operating profit of VCP incorporates only part of Conpacel’s operating margin, which is the distribution margin. The remaining portion of the Conpacel’s margin (production margin) is included within the equity income line of Ripasa. Such difference is eliminated in the consolidated EBITDA including Conpacel shown in this report.

•
In March 2008, the former principal Ripasa shareholding group communicated to VCP its interest to exercise their put option against VCP related to 2,784,091 preferred shares of VCP pursuant to the terms of the Purchase and Sale Option Agreement entered into by VCP and ZDZ Participações e Administração S.A. (now CMT Empreendimentos e Administração S.A.) on March 31,2005, signed in connection with the November 10, 2004 Agreement under which they sold their equity interest in Ripasa to VCP and Suzano. The value in the contract for the respective shares is approximately R$ 292 million (US$ 167 million). On March 28, 2008, VCP filed a formal authorization request with the Brazilian Stock Exchange Commission (Comissão de Valores Mobiliários - "CVM") and is currently awaiting the reply of that Commission.

STRATEGIC PROSPECTS

VCP is continuing its process of adapting to the highly-appreciated currency, and progressing toward organic growth in pulp. 2008 is proving to be a challenging year in view of the projected investments for future expansion projects, the cash generation resulting from the current production capacity, and the maintenance of debt on levels that meet the investment grade. Efforts to readjust costs continue, aimed at improving the flow of cash from operations via the optimization of working capital, new adjustments in the corporate structure, reduction of variable costs (especially inputs and wood), productivity gains, and the special paper expansion in the Piracicaba mill.

VCP is making headway in its two main growth fronts—one in the state of Mato Grosso do Sul with the Horizonte Project, the other in the state of Rio Grande do Sul with the Losango Project—continuing its strategy of maximizing business value through the forest and achieving 6-7 million tons in volume and sales of US$4 billion in 2020.

The Horizonte Project, subject of the asset swap with International Paper in February 2007, is on schedule, with its plant already 55% completed in the city of Três Lagoas. Operations are expected to begin in May 2009, with a projected production of 635,000 tons in the same year, closing in on its full capacity of 1.3 tons by 2010. We already have sufficient wood suply for the first phase, and started to acquire land building partnerships with farmers and small producers in order to ensure the second phase of the project on or near 2015. This is a very competitive project, with operating costs 10% to 20% lower than the Jacareí project and an expected minimum return of WACC+3%.

In 2011, we will take our next step toward growing in the far south of the country, by means of the Losango Project, in the state of Rio Grande do Sul. We have been developing our forest base in that region since 2004 and on April 9, 2008, the state of Rio Grande do SUl approved the new environmental rules for silviculture. We continue with the process of obtaining social and environmental licenses for the new pulp project to be analyzed by the Board of Directors in 2009. The projected annual capacity for this project is 1.3 million tons, with the first wood cut expected to take place in August 2011. This project shows highly competitive attibutes, such as the availability of land, proximity to the port, options of intermodal transportation, a qualified workforce, high wood productivity, a social inclusion program via agro-forestry, and a potential for duplication by 2018, which will allow the Company to achieve the minimum required return as well as to develop an economic, social and environmental sustainable business model.

10/ 15

Working in an increasingly eco-efficient and sustainable manner has been a goal toward which VCP continuously invests. Acting on two fronts—present and future—, VCP works toward ensuring the sustainability of its business’ growth, always aiming at adding value to shareholders by guaranteeing them a minimum return, in addition to creating a unique value for society.

CAPITAL MARKET

In 1Q08, the Bovespa Index depreciated by 5% against 7% of VCPA4. 57,000 transactions were conducted in 1Q08, involving approximately 27 million of VCP’s preferred shares on Bovespa, the same volume as in 4Q07.

The average traded volume in 1Q08 was approximately US$38 million/day, 66% of which took place on the NYSE (US$25 million), and 34% at Bovespa (R$23 million), which together accounted for 1.23% of Ibovespa’s volume. VCPA4 has a 0.76% share of Ibovespa (theoretical portfolio for the 4-month period between January and April 2008) and a 1.51% share of the ISE (theoretical portfolio from December 2007 to November 2008).

On the New York Stock Exchange (NYSE), VCP’s ADRs Level III depreciated 4% in 1Q08, against a 8% depreciation in the Dow Jones index. Bloomberg Paper & Forest Index Europe (BEUFRST) depreciated 13%, and Bloomberg Paper & Forest Index US (BUSFRST) depreciated 10% in 1Q08.

CONFERENCE CALLS & WEBCASTS
English April 18, 2008 Time: 10.30am US EDT (11.30 am Brasilia Time) Phone: +1 (973) 935 8893 Replay: +1 (706) 645 9291 Code: 41961947	Portuguese April 18, 2008 Time: 09.30am US EDT (10.30am Brasilia Time) Phone: +55 (11) 2188-0188 Replay: +55 (11) 2188-0188 Code: VCP

Participants are requested to connect ten minutes prior to the time set for the conference calls.

The simultaneous webcast may be accessed through VCP's website at www.vcp.com.br, Investors Section.

Replay

A conference call replay facility will be available from April 18 through April 25, 2008. In order to access the replay, dial above mentioned numbers.

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly-efficient production cycle because it uses state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

11/ 15

ANNEX I

Net Operating Revenues Variation
1st QTR 2007 X 4th QTR 2007
	USGAAP
	Tons		Net Revenue - US$ 000		QoQ%
PRODUCTS	1Q08	4Q07	1Q08	4Q07	Tons	Revenue	Average Price
Paper
Domestic Sales
Uncoated	25.778	33.988	33.166	42.478	(24,2)	(21,9)	2,9
Coated	20.053	24.608	26.516	31.453	(18,5)	(15,7)	3,5
Special/Other	28.807	31.695	64.821	68.513	(9,1)	(5,4)	4,1
Total	74.638	90.290	124.503	142.446	(17,3)	(12,6)	5,7
Export Market
Uncoated	11.308	12.954	10.729	11.898	(12,7)	(9,8)	3,3
Coated	999	2.897	859	2.521	(65,5)	(65,9)	(1,2)
Special/Other	91	118	134	156	(22,9)	(14,0)	11,6
Total	12.398	15.968	11.722	14.419	(22,4)	(18,7)	4,7
Total Paper	87.036	106.259	136.225	156.865	(18,1)	(13,2)	6,0
Pulp
Domestic Sales	74.599	81.784	44.884	44.851	(8,8)	0,1	9,7
Export Market	232.141	222.109	158.776	146.938	4,5	8,1	3,4
Total	306.740	303.893	203.660	191.788	0,9	6,2	5,2
Total Domestic Sales	149.237	172.075	169.387	187.296	(13,3)	(9,6)	4,3
Total Export Market	244.539	238.077	170.498	161.357	2,7	5,7	2,9
TOTAL	393.776	410.152	339.885	348.653	(4,0)	(2,5)	1,5

Net Operating Revenues Variation
1st QTR 2008 X 1st QTR 2007
	USGAAP
	Tons		Net Revenue - US$ 000		QoQ %
PRODUCTS	1Q08	1Q07	1Q08	1Q07	Tons	Revenue	Average Price
Paper
Domestic Sales
Uncoated	25,778	48,393	33,166	51,500	(46.7)	(35.6)	20.9
Coated	20,053	32,573	26,516	39,707	(38.4)	(33.2)	8.5
Special/Other	28,807	28,126	64,821	57,348	2.4	13.0	10.4
Total	74,638	109,093	124,503	148,555	(31.6)	(16.2)	22.5

Export Market
Uncoated	11,308	45,334	10,729	41,706	(75.1)	(74.3)	3.1
Coated	999	4,771	859	4,379	(79.1)	(80.4)	(6.4)
Special/Other	91	57	134	76	-	-	-
Total	12,398	50,162	11,722	46,161	(75.3)	(74.6)	2.7
Total Paper	87,036	159,255	136,225	194,716	(45.3)	(30.0)	28.0

Pulp
Domestic Sales	74,599	43,798	44,884	22,829	70.3	96.6	15.4
Export Market	232,141	211,261	158,776	123,025	9.9	29.1	17.5
Total	306,740	255,059	203,660	145,854	20.3	39.6	16.1

Total Domestic Sales	149,237	152,891	169,387	171,384	(2.4)	(1.2)	1.3
Total Export Market	244,539	261,423	170,498	169,186	(6.5)	0.8	7.7

TOTAL	393,776	414,314	339,885	340,570	(5.0)	(0.2)	5.0

Note: 1Q08 volumes indicated above include 42,200 tons of market pulp, 28,900 tons of uncoated papers and 10,100 of coated papers originated from Conpacel.

12/ 15

ANNEX II

INCOME STATEMENT

					US$ Million
	1st QTR 08		4rd QTR 07		1st QTR 07		Change
	US$	%	US$	%	US$	%	1Q08/4Q07	1Q08/1Q07
Net Operating Revenue	340	100%	349	100%	341	100%	-3%	0%
Domestic Sales	169	50%	187	54%	172	50%	-10%	-2%
Export Sales	171	50%	162	46%	169	50%	6%	1%
Operating Cost and Expenses	(278)	-82%	(328)	-94%	707	207%	-15%	-139%
Cost of sales	(224)	-66%	(246)	-70%	(219)	-64%	-9%	2%
Selling and marketing	(36)	-11%	(36)	-10%	(36)	-10%	0%	1%
General and administrative	(16)	-5%	(20)	-6%	(14)	-4%	-19%	16%
Other operating (expenses) income, net	(2)	-1%	(26)	-7%	975	286%	-93%	-100%
Operating Profit	62	18%	21	6%	1047	307%	194%	-94%
Non-operating income (expense)	9	3%	131	38%	47	14%	-93%	nm
Financial income	46	14%	148	42%	30	9%	-69%	52%
Financial expense	(38)	-11%	(46)	-13%	(31)	-9%	-18%	20%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	1	0%	30	9%	48	14%	-96%	nm
Income (loss) before taxes and equity income (loss) of investees	71	21%	152	44%	1094	321%	-53%	-94%
Income tax expense	(5)	-1%	(2)	-1%	(356)	-104%	105%	-99%
Income (loss) before equity income (loss) of investees	66	19%	150	43%	738	216%	-56%	-91%
Equity income (loss) affiliates	22	6%	15	4%	16	5%	41%	36%
Net Income (Loss)	88	26%	166	47%	754	221%	-47%	-88%
Depreciation and depletion	40	12%	36	10%	39	12%	11%	1%
EBITDA adjusted	100	29%	77	22%	109	32%	30%	-8%
EBITDA consolidated (inc. 50% of Conpacel)	117	34%	99	28%	123	36%	19%	-5%

13/ 15

ANNEX III

BALANCE SHEET

			US$ million
ASSETS	MAR/08	DEC/07	MAR/07
CURRENT ASSETS	1,148	1,202	1,238
Cash and Cash Equivalents	487	565	346
Available for sale securities	180	176	384
Trade Accounts Receivables, net	161	165	182
Inventories	195	186	180
Deferred income tax	13	5	22
Recoverable taxes	76	71	88
Other	36	34	36
Investment in affiliates, including goodwill	1,035	1,009	904
Property, Plant and Equipment - Net	4,018	3,916	3,187
Other Assets	283	278	136
Recoverable taxes	74	68
Deferred income tax	-	-	-
Judicial Deposits	161	158	-
Advance to suppliers	10	10	-
Other	38	42	136
TOTAL ASSETS	6,484	6,405	5,465

LIABILITIES	MAR/08	DEC/07	MAR/07
CURRENT LIABILITIES	686	756	723
Trade payables	125	139	130
Short-term debt	225	211	239
Current portion of long-term debt	115	156	158
Unrealized losses from foreign currency and interest rate swaps	3	5	4
Payroll, profit sharing and related charges	16	23	13
Taxes on income and other taxes	10	34	17
Dividends declared and payable	172	170	134
Other	20	18	28
LONG TERM LIABILITIES	1,784	1,766	1,624
Long-term debt	1,204	1,197	1,106
Deferred income tax, net	357	349	333
Unrealized losses from currency interest rate swaps	-	-	-
Accrued liabilities for legal proceedings	199	197	185
Post-retirement benefits	24	23
SHAREHOLDERS' EQUITY	4,014	3,883	3,118
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding	953	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	35	35	35
Treasury shares, at cost 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)	-	(1)	(1)
Appropriated retained earnings	110	110	86
Unappropriated retained earnings	1,799	1,711	1,448
Cumulative translation adjustment	61	19	(456)
Defined contribution plan	3	3	-
TOTAL LIABILITIES	6,484	6,405	5,465

14/ 15

ANNEX IV

CASH FLOW STATEMENT

			US$ Million
CASH FLOW FROM OPERATING ACTIVITIES	1st QTR 08	4th QTR 07	1st QTR 07
NET INCOME (LOSS)	88	166	754

Adjustments to reconcile net income to cash provided by operating activities :

Gain on exchange of assets net of deferred tax of US$ 338	-	-	(651)

Foreign exchange (gain) losses, net	(1)	(30)	(48)

Equity in earnings of affiliates	(22)	(15)	(16)

Interest attributable to capital and dividends received	4	4	3
Deferred income tax	(1)	1	8
Depreciation and depletion	40	36	39
Loss on disposal of property, plant and equipment	2	2	(4)
Gain on sale of investments		4
Write-off of goodwill	-	15	(12)
Changes in operating assets and liabilities :
Trade accounts receivable	4	10	28
Inventories	(9)	9	27
Other assets	(12)	(13)	7
Judicial deposits		(6)
Decrease ( Increase) in Liabilities	(18)	8	(20)
Net cash provided by operating activities	75	191	115
CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale securities	(7)	61	14
Acquisition/ Sale of an interest in affiliate	-	38	8
Acquisition of PP&E	(95)	(236)	(74)
Net cash provided (used) in investing activities	(102)	(137)	(52)
CASH FLOWS FROM FINANCING ACTIVITIES
Short term debt	(1)	(110)	(84)
Long term debt
Borrowings		37
Repayments	(42)	(59)	(45)
Sales ( acquisition) of treasury shares	1
Withholding tax related interest attributable to capital	(13)
Net cash provided by (used in) financing activities	(55)	(132)	(129)
Effect on cash and cash equivalent of exchange assets	-	-	(16)
Effect of exchange rate changes on cash and cash
equivalents	4	41	11

Net increase (decrease) in cash and cash equivalents	(78)	(37)	(59)
Cash and cash equivalents at beginning of period	565	602	405
Cash and cash equivalent at end of period	487	565	346

***

15/ 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer